Exhibit 99.1

Notice of Annual General Meeting to be held on 23 September 2019

VIVOPOWER INTERNATIONAL PLC

(incorporated and registered in England and Wales under number 09978410)

NOTICE OF ANNUAL GENERAL MEETING 2019

to be held at 10:30 am (London time) on 23 September 2019

at DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF

Notice of the annual general meeting of VivoPower International Plc to be held at 10:30 am (London time) on 23 September 2019 at DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF is set out at Part 2 of this document.

It is important that your shares be represented and voted at the annual general meeting. If you cannot attend and you are a shareholder of record, please vote as soon as possible by completing and mailing the proxy card in accordance with the instructions included therein. We would appreciate if you could complete and return the proxy card before 16 September 2019, but in any event so as to arrive not later than 10:30 am (London time) on 19 September 2019.

If you decide to attend the annual general meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the proxy statement set out in Part 4 of this document for further information about voting your shares.

Notice of Annual General Meeting to be held on 23 September 2019

Part 1

Chairman's Letter

VivoPower International Plc

(incorporated and registered in England and Wales under number 09978410)

23 August 2019

To the holders of VivoPower International Plc Shares

Notice of Annual General Meeting

Dear Shareholder

I am writing to you with details of our annual general meeting to be held at 10:30 am (London time) on 23 September 2019 at DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF (the "AGM"). Detailed instructions on how to get to the venue are set out on page 11 of this document.

Resolutions

The formal notice of the AGM is set out on pages 3 to 4 of this document, which sets out the business to be considered at the meeting, together with explanatory notes to the resolutions on pages 5 to 6 of this document.

There are a number of items of business to which I would draw your attention.

A copy of the annual accounts and reports for the year ended 31 March 2019 is enclosed.

A copy of the annual accounts and reports for the period ended 30 June 2019 is enclosed.

Voting at the meeting

At the meeting itself, all resolutions will be put to a vote on a poll. Further details on voting are set out in the notes to the notice of AGM on pages 8 to 12 of this document.

Voting by proxy

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by using one of the methods set out in the notes to the notice of AGM on pages 8 to 12 of this document. A proxy or voting form is enclosed with this notice of the AGM to enable you to exercise your voting rights accordingly.

Recommendation

The Board considers the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of the resolutions as they intend to do so in respect of their own beneficial holdings which amount in aggregate to 1,266,531 shares representing approximately 9.3% of the existing issued ordinary share capital of the Company (excluding treasury shares).

Yours faithfully,

Kevin Chin

Chairman of the Board of Directors of VivoPower International Plc

Notice of Annual General Meeting to be held on 23 September 2019

Part 2

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of VivoPower International Plc (the "Company") will be held at 10:30 am (London time) on 23 September 2019 at DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF to consider and, if thought fit, to pass resolutions 1 to 8 (inclusive) as ordinary resolutions.

The board of directors of the Company (the "Board") considers that the resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting "For" each of the resolutions.

Resolution 1 – Laying of annual accounts and reports

To receive the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2019 (the "March 2019 Annual Report").

Resolution 2 – Directors' remuneration report

To approve the directors’ remuneration report for the financial year ended 31 March 2019 as set out on pages 26 to 30 of the March 2019 Annual Report (the "Directors' Remuneration Report").

Resolution 3 – Laying of annual accounts and reports

To receive the accounts and the reports of the directors and the auditors for the financial period ended 30 June 2019 (the "June 2019 Annual Report").

Resolution 4 – Directors' remuneration report

To approve the directors’ remuneration report for the financial period ended 30 June 2019 as set out on pages 28 to 33 of the June 2019 Annual Report (the "Directors' Remuneration Report").

Resolution 5 – Re-appointment of auditors

To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

Resolution 6 – Remuneration of auditors

To authorise the Company's audit committee to determine the remuneration of the auditors.

Resolution 7 – Re-election of Kevin Chin as a director of the Company

To re-elect Kevin Chin as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

Resolution 8 – Re-election of Shimi Shah as a director of the Company

To re-elect Shimi Shah as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

Notice of Annual General Meeting to be held on 23 September 2019

BY ORDER OF THE BOARD

Directors:

Kevin Chin

Shimi Shah

Peter Sermol

JTC (UK) Limited (Company Secretary):

London, 23 August 2019

Registered office:

7th Floor, 9 Berkeley Street, London, England, W1J 8DW United Kingdom

Registered in England and Wales No. 09978410

Notice of Annual General Meeting to be held on 23 September 2019

Part 3

Explanatory Notes to Resolutions

The following pages give an explanation of the proposed resolutions. Resolutions 1 to 8 (inclusive) will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favour.

Notes to Resolution 1 - Annual Report

Resolution 1 is to receive the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2019. The directors are required to present to the meeting the annual accounts and reports that are contained in the Annual Report, including the strategic report, the directors' report and the auditor's report.

Notes to Resolution 2 – Directors' Remuneration Report

In accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 of the United Kingdom, the Directors' Remuneration Report contains:

●	a statement by Shimi Shah, chairman of the Company's remuneration committee (the "RemCom"); and

●	the annual report on director remuneration, which sets out payments made in the financial year ended 31 March 2019.

Resolution 2 is an ordinary resolution to approve, by way of an advisory vote, the Directors' Remuneration Report. Resolution 2 is an advisory vote only and does not affect the actual remuneration paid to any director.

The Company's auditors, PKF Littlejohn LLP, have audited those parts of the Directors' Remuneration Report which are required to be audited and their report can be found in the Annual Report. The Directors' Remuneration Report has been approved by the Board based on the recommendation of the RemCom and signed on its behalf by the Chairman.

At the annual general meeting in 2017, the Directors' Remuneration Policy was approved by shareholders. The Directors' Remuneration Policy is not therefore required to be approved at this year's annual general meeting. The Directors’ Remuneration Policy will be put to shareholders again no later than the Company's annual general meeting in 2020.

Notes to Resolution 3 - Annual Report

Resolution 3 is to receive the accounts and the reports of the directors and the auditors for the financial period ended 30 June 2019. The directors are required to present to the meeting the annual accounts and reports that are contained in the Annual Report, including the strategic report, the directors' report and the auditor's report.

Notes to Resolution 4 – Directors' Remuneration Report

In accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 of the United Kingdom, the Directors' Remuneration Report contains:

●	a statement by Shimi Shah, chairman of the Company's remuneration committee (the "RemCom"); and

●	the annual report on director remuneration, which sets out payments made in the financial period ended 30 June 2019.

Resolution 4 is an ordinary resolution to approve, by way of an advisory vote, the Directors' Remuneration Report. Resolution 4 is an advisory vote only and does not affect the actual remuneration paid to any director.

Notice of Annual General Meeting to be held on 23 September 2019

The Company's auditors, PKF Littlejohn LLP, have audited those parts of the Directors' Remuneration Report which are required to be audited and their report can be found in the Annual Report. The Directors' Remuneration Report has been approved by the Board based on the recommendation of the RemCom and signed on its behalf by the Chairman.

At the annual general meeting in 2017, the Directors' Remuneration Policy was approved by shareholders. The Directors' Remuneration Policy is not therefore required to be approved at this year's annual general meeting. The Directors’ Remuneration Policy will be put to shareholders again no later than the Company's annual general meeting in 2020.

Notes to Resolutions 5 and 6 – Re-appointment of auditors and auditors’ remuneration

Resolution 5 is to approve the re-appointment of PKF Littlejohn LLP as the auditors of the Company. The auditors will hold office until the conclusion of the next annual general meeting.

The audit committee has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor of the Company. The audit committee also considers and makes recommendations to the Board, to be put to shareholders for approval at the AGM, in relation to the appointment, re-appointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high quality audit to be conducted.

The audit committee annually reviews the audit fee structure and terms of engagement. Fees paid for Company external auditor services for the period ended 30 June 2019 were US$97,000. Fees paid for Company external auditor services for the year ended 31 March 2019 were $253,260

In addition, the audit committee considers at least once every ten years whether the audit services contract should be put out to tender to enable the audit committee to compare the quality and effectiveness of the services provided by the incumbent auditor with those of other audit firms. Resolution 5, which is recommended by the audit committee, is to confirm the re-appointment of PKF Littlejohn LLP as the auditors of the Company to hold office until the next annual general meeting.

Resolution 6 is to authorise the audit committee to determine the remuneration of the auditors of the Company and the audit fees.

Notes to Resolutions 7 and 8 – Re-election of directors

Resolutions 7 and 8 deal with the re-election of certain of the directors of the Company.

In accordance with article 81 of the Company's articles of association, all of the Class C directors are standing for re-election by the shareholders at the AGM. If re-elected, each of the Class C director will stand elected as a director of the Company (unless otherwise removed) for a term expiring on the third annual general meeting following his election.

Kevin Chin was appointed as a director of the Company on 27 April 2016 and he is proposed for re-election by the shareholders at the AGM. He is recommended by the Board for re-election. Shimi Shah was appointed as a director of the Company on 28 December 2017 and she is proposed for re-election by the shareholders at the AGM. She is recommended by the Board for re-election.

Biographies of each of the directors can be found on pages 19 and 20 of the June 2019 Annual Report and on the Company's website. The Board has confirmed, following a performance review, that all directors standing for re-election continue to perform effectively and demonstrate commitment to their roles.

Notice of Annual General Meeting to be held on 23 September 2019

Part 4

Proxy statement for the Annual General Meeting of shareholders to be held on 23 September 2019

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and enclosed the proxy card ("Proxy Card") because the board of directors of VivoPower International Plc (the "Company") (the "Board") is soliciting your proxy to vote at the annual general meeting of shareholders to be held at 10:30 am (London time) on 23 September 2019 at DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF (the "AGM").

●	Proxy Statement: this Proxy Statement summarises information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

●	Proxy Card: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the AGM, the Proxy Statement and the Proxy Card to our shareholders of record as at 23 August 2019 (the "Record Date"). In this mailing we are also including the accounts and the reports of the directors and the auditors of the Company for the financial year ended 31 March 2019 (the "March 2019 Annual Report") and the accounts and the reports of the directors and the auditors of the Company for the financial period ended 30 June 2019 (the "June 2019 Annual Report").

Important Notice Regarding Availability of Proxy Materials for the AGM to be held on 23 September 2019.

A copy of the Company's Notice of the AGM, Proxy Statement and Proxy Card are available at http://vivopower.com/investors

Notice of Annual General Meeting to be held on 23 September 2019

Questions and Answers about Voting

1.	Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 30 August 2019 to all shareholders of record entitled to vote at the AGM.

2.	Who can vote at the AGM?

Only shareholders of record at the close of business on 23 August 2019, ("Vote Record Date") will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Investors Services ("Computershare"), then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Depositary, Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a depositary, brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.	What constitutes a quorum?

For the purposes of the AGM, a quorum is present if at least two members are present.

4.	How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your depositary, broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's articles of association.

Notice of Annual General Meeting to be held on 23 September 2019

If you are a "shareholder of record" – you may appoint a proxy to vote on your behalf using any of the following methods:

●

mail - by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Computershare, P.O. Box 505005, Louisville, KY 40233-5005; by 10:30 am (London time) on 19 September 2019 or

●	by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.	Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6.	How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of the Board.

7.	Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the AGM in several ways by:

●	mailing a revised Proxy Card dated later than the prior Proxy Card;

●	voting in person at the AGM; or

●	notifying Art Russell, Interim Chief Executive Officer, in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in "street name" – you may change or revoke your voting instructions by contacting the depositary, broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under "How do I vote my shares?" See also "What if I plan to attend the AGM?"

8.	Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Computershare for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Computershare on behalf of all of its clients.

Notice of Annual General Meeting to be held on 23 September 2019

9.	How are votes counted?

Votes will be counted by Computershare, who will separately count "for" and "against" votes and abstentions. In addition, with respect to the election of directors, Computershare will count the number of "withheld" votes received for the nominees. If your shares are held in "street name", you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10.	How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.	What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding shares in "street name" through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your depositary, broker, bank or other nominee holding the shares.

12.	What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted "for" the matters submitted for approval at the AGM.

13.	How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14.	What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15.	What if I have questions during the AGM?

If you wish to ask a question please tell the Company Secretary on entry to the meeting. Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions the Chairman will endeavour to accommodate these.

Notice of Annual General Meeting to be held on 23 September 2019

16.	May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Computershare. Please see "Who is the transfer agent?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17.	As a shareholder, which materials can I require the Company to publish on its website?

Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

18.	Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare.

19.	How can I find out the results of the voting at the Meeting?

Voting results will be announced by the filing of a current report on Form 6-K and on our website http://vivopower.com/investors

20.	How do I get to the AGM venue?

The meeting will be held at DAC Beachcroft, 25 Walbrook, London, United Kingdom EC4N 8AF.

Notice of Annual General Meeting to be held on 23 September 2019

21.	How do I contact the Company if I have any queries?

You may contact the Company at:

VivoPower International Plc

Unit 3.02, 411– 413 Oxford Street

London W1C 2PE

United Kingdom

e-mail: shareholders@vivopower.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 574 5493

Foreign Shareholders (Outside the US)

+1 (781) 575 2304

By Mail:

Computershare

P.O. Box 505000

Louisville, KY  40233

By Overnight Delivery:

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202